Universal Communication Systems, Inc.
407 Lincoln Road
Suite 12F
Miami Beach, Florida  33139
(305) 672-6344

September 19, 2006

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attention:

Brigitte Lippmann, Esq.

RE:

Universal Communication Systems, Inc.

Registration Statement on Form SB-2

File No.: 333-132934

Request for Withdrawal of Registration Statement

on Form SB-2

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Universal Communication Systems, Inc. (the “Company”) hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to the withdrawal of its Registration Statement on Form SB-2 (File No. 333-132934), together with all exhibits and amendments thereto (collectively, the “Registration Statement”).

The Registration Statement was initially filed with the Commission on Form S-1 on April 4, 2006 and amended on July 13, 2006, August 11, 2006 and September 8, 2006.

The Registration Statement has not been declared effective by the Commission, and no offers or sales of the securities have been made pursuant to the Registration Statement.

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.  Moreover, the Company is withdrawing the Registration Statement at the request of the Commission.

The Company hereby respectfully requests that in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions or comments relating to this request for withdrawal, please contact Mr. Zwebner, at (305) 672-6344.

Very truly yours,

UNIVERSAL COMMUNICATION SYSTEMS, INC.

/s/ MICHAEL J. ZWEBNER
Michael J. Zwebner
Chairman and Chief Executive Officer